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Stephanie A. Capistron

stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

January 21, 2016

VIA EDGAR CORRESPONDENCE

Ms. Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 33-12289 and 811-05038

Dear Ms. Churko:

This letter responds to the comments you provided to me in a telephonic discussion on December 16, 2015 with respect to your review of the Registrant’s annual report for the period ended December 31, 2014, filed as part of the Registrant’s Form N-CSR filing for such period (Accession No. 0000897101-15-000283). We have reproduced your comments below, followed by the Registrant’s responses.  References to the American Institute of Certified Public Accountants’ (“AICPA”) Investment Companies Audit & Accounting Guide are to the 2015 version.

1.	Comment: The Securities and Exchange Commission (“SEC’) staff notes that the value of several Level 3 securities held by the Clearwater Tax-Exempt Bond Fund (the “Fund”) have not changed in over one year. Please confirm that the Fund’s net asset value reflects the fair value of the securities as defined in the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 946-10-20 (i.e., “[t]he price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”). See also AICPA Investment Companies Audit & Accounting Guide ¶ 2.20.

Response:     The Registrant confirms that the Fund’s net asset value reflects the fair value of the securities as defined in FASB ASC 946-10-20. In the Notes to Financial Statements for the period ending 12/31/2014, the Fund held a total of four Level 3 securities equating to less than 0.10% of the Fund’s net asset value. The Fund typically relies upon data provided by its pricing vendor to determine the value of each underlying security. The Fund’s Valuation Committee conducts periodic due diligence reviews of the vendor, with the assistance of the Fund’s administrator as appropriate, to confirm that the vendor’s pricing methodologies are reasonably designed to produce prices that reflect fair value under the prevailing market conditions. Prices provided by the vendor are reviewed by the Fund’s subadviser, as discussed in greater detail below. In the absence of data from the Fund’s pricing vendor, the Fund’s Valuation Committee will convene to determine a fair value.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley
Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

With regard to each of the four securities classified as Level 3 securities held in the Fund as of 12/31/2014, a vendor price was provided. Both the pricing vendor and the Fund’s subadviser periodically review the prices being provided to ensure that they represent the fair value of the individual securities. The pricing vendor and the subadviser independently incorporate market-based inputs such as trade data, two-sided markets, institutional bids, comparable trades, dealer quotes, news media and other relevant market data when conducting their evaluation process. Should the pricing vendor and/or subadviser become aware of any market activity or other unobservable inputs, this information will be considered when determining the fair value of a security. The prices for each of these four securities did in fact remain unchanged for at least a year prior to the 12/31/2014 report due to the pricing vendor and the subadviser’s conclusion that none of the data that they had reviewed justified a change to the prices being provided. Three of these securities have changed in price, in some instances more than once, since that time, and one of them was sold out of the portfolio. The Registrant believes that the fact that the pricing vendor has changed these prices when facts and circumstances require such a change demonstrates the validity of the process.

2.	Comment: The “Fair Value Measurements” note to the financial statements states that “[t]here were no significant Level 3 valuations for which significant unobservable valuations inputs were developed at December 31, 2014.” Please confirm that the Fund has complied with FASB ASC 820-10-35-54K, which provides that Topic 820 “does not preclude the use of quoted prices provided by third parties, such as pricing services or brokers, if a reporting entity has determined that the quoted prices provided by those parties are developed in accordance with this Topic.” See also AICPA Investment Companies Audit & Accounting Guide ¶ 7.87(e).

Response:     The Registrant confirms that the Fund has complied with FASB 820-10-35-54K. The valuation process for the Level 3 assets includes the use of prices provided by third party pricing services, in accordance to ASC 820. As described in the Fund’s response above, the valuation of the securities involves, and is not limited to, a review of pricing services data, orderly market activity and other unobservable inputs. In general, the Fund deems holdings of less than 1% of net asset value to be insignificant for net asset value and reporting purposes.

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3.	Comment: In the “Fair Value Measurements” note to the financial statements, please provide disclosure regarding the sensitivity of fair value measurements categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs per FASB ASC 820-10-50-2. See also AICPA Investment Companies Audit & Accounting Guide ¶ 7.87(i).

Response:     As the nominal value of the Level 3 positions at the date of the report were deemed insignificant to the net asset value of the Fund, certain Level 3 disclosures were omitted, as per the Fund’s practice and in accordance with industry practice. This practice was adopted after the AICPA Expert Panel review discussed materiality at a January 13, 2011 conference. As stated above in response to comment 2, the Fund generally deems holdings of less than 1% of net asset value to be insignificant for net asset value and reporting purposes. Instead, the Fund has accurately disclosed that “[t]here were no significant Level 3 valuations for which significant unobservable valuations inputs were developed at December 31, 2014.”

4.	Comment: Please provide Tandy representations.

Response:     Tandy representations are attached hereto as Exhibit A.

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We believe that the foregoing has been responsive to the SEC staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:      Stephen G. Simon, Clearwater Investment Trust

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Exhibit A

January 21, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 33-12289 and 811-05038

Ladies and Gentlemen:

The undersigned hereby acknowledges on behalf of the Registrant that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	comments of the Securities and Exchange Commission (“SEC”) staff, if any, or changes to disclosure in response to SEC staff comments, if any, in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing made; and

▪	the Registrant may not assert SEC staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Stephen G. Simon

Stephen G. Simon
Chief Compliance Officer
Clearwater Investment Trust

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